                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 8)*

                          GEOTEK COMMUNICATIONS, INC.

                               (Name of Issuer)

                         Common Stock, $.01 Par Value

                        (Title of Class of Securities)

                                   373654102

                                (CUSIP Number)

                             Stephen M. Vine, Esq.
                   Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                                399 Park Avenue
                           New York, New York 10022
                                (212) 872-1000

                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 3, 1996

                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        Continued on following page(s)
                               Page 1 of 7 Pages
                              Exhibit Index: None


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SCHEDULE 13D
CUSIP No. 373654102                                        Page 2 of 7 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG INVESTMENTS-III, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                      a. /x/
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  WC

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 10,127,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                    10,127,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,127,040

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*  / /

13       Percent of Class Represented By Amount in Row (11)

                          14.98%

14       Type of Reporting Person*


         PN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 373654102                                        Page 3 of 7 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  S-C RIG CO.

2        Check the Appropriate Box If a Member of a Group*
                                      a. /x/
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 10,127,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,127,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,127,040

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares* / /

13       Percent of Class Represented By Amount in Row (11)

                                            14.98%

14       Type of Reporting Person*

         CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D
CUSIP No. 373654102                                        Page 4 of 7 Pages

1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE

2        Check the Appropriate Box If a Member of a Group*
                                      a. /x/
                                      b. / /

3        SEC Use Only

4        Source of Funds*

                  AF; PF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 10,347,040
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   10,347,040
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            10,347,040

12       Check Box If the Aggregate Amount in Row (11) Excludes Certain
         Shares*   / /

13       Percent of Class Represented By Amount in Row (11)

                                             15.25%

14       Type of Reporting Person*

         IA; IN


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                           Page 5 of 7 Pages

         This Amendment No. 8 to Schedule 13D relates to the shares of common stock, $0.01 par value (the "Shares"), of Geotek Communications, Inc. (the "Issuer") and amends the initial statement on Schedule 13D, dated November 9, 1993, and all prior amendments thereto (collectively, the "Initial Statement"). This Amendment No. 8 is being filed to report the approval by the shareholders of the Issuer (the "Shareholders") of an increase in the number of Shares authorized, as a result of which S-C Rig III now may be deemed to have the right to acquire an additional 4,210,526 Shares through the exercise of the April Warrant. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Initial Statement. The information set forth in the Initial Statement is amended as set forth herein.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         In consideration for the Credit Facility, on April 4, 1996, S-C Rig III received from the Issuer the April Warrant, which was to be initially convertible into 4,210,526 Shares at an exercise price of $9.50 per share, for a period beginning on the date (the "Initial Exercise Date") on which the Issuer amends its Articles of Incorporation to increase the number of Shares authorized in order to allow for the reservation of the full number of Shares issuable upon exercise of the April Warrant and ending on April 4, 2001. On June 3, 1996, the Shareholders approved the proposed amendment of the Issuer's Articles of Incorporation increasing the number of Shares authorized. As a result of this approval, S-C Rig III now may be deemed to have the right to acquire 4,210,526 additional Shares through the exercise of the April Warrant.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) (i) The aggregate number of Shares of which each of S-C Rig III and S-C Rig Co. may be deemed a beneficial owner is 10,127,040 (approximately 14.98% of the total number of Shares which would be outstanding assuming the exercise or conversion by S-C Rig III of all of the convertible securities that it holds). This number consists of (i) 4,444,450 Shares issuable upon conversion of the Series H shares, (ii) 851,064 Shares issuable upon conversion of the Series I Shares, (iii) 621,000 Shares issuable upon the exercise of 621,000 Warrants and (iv) 4,210,526 Shares issuable upon exercise of the April Warrant.

                  (ii) The aggregate number of Shares of which Dr. Chatterjee may be deemed a beneficial owner is 10,347,040 (approximately 15.25% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (i) the 10,127,040 Shares which S-C Rig III may be deemed to own beneficially, (ii) 20,000 Shares issuable upon exercise of the options held directly by Dr. Chatterjee and (iii) 200,000 Shares issuable upon exercise of the options held by XTEC.

         (c) There have been no transactions with respect to the Shares since April 11, 1996, the date of the previous amendment.

                                                           Page 6 of 7 Pages


ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         (a) Power of Attorney, dated May 31, 1995, granted by Purnendu Chatterjee in favor of Peter Hurwitz (filed as Exhibit H to Amendment No. 6 to the Initial Statement and incorporated herein by reference).

         (b) 1996 Senior Loan Agreement dated as of April 4, 1996 between Geotek Communications, Inc. and S-C Rig Investments-III, L.P. (filed as Exhibit J to Amendment No. 7 to the Initial Statement and incorporated herein by reference).

         (c) Form of the April Warrant issued by Geotek Communications, Inc. to S-C Rig Investments-III, L.P. (filed as Exhibit K to Amendment No. 7 to the Initial Statement and incorporated herein by reference).

         (d) Joint Filing Agreement, dated as of April 11, 1996, by and among S-C Rig Investments-III, L.P., S-C Rig Co. and Purnendu Chatterjee (filed as Exhibit L to Amendment No. 7 to the Initial Statement and incorporated herein by reference).


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                                                           Page 7 of 7 Pages

                                  SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 7, 1996                           S-C RIG INVESTMENTS-III, L.P.

                                       By: S-C RIG Co.
                                           General Partner

                                           By:
                                               ----------------------------
                                               Peter Hurwitz
                                               Vice President


June 7, 1996                           S-C RIG CO.

                                       By:
                                           ------------------------------
                                           Peter Hurwitz
                                           Vice President


June 7, 1996                           PURNENDU CHATTERJEE

                                       By:
                                           ------------------------------
                                           Peter Hurwitz
                                           Attorney-in-Fact